UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: October 9, 2009

EXHIBIT INDEX

Exhibit No.             Description

99.1                         Press release dated October 8, 2009, entitled “HZ 21-1 Gas Field Rapidly Resumes Production after Typhoon”.

Exhibit 99.1

CNOOC LIMITED
For Immediate Release

HZ 21-1 Gas Field Rapidly Resumes Production after Typhoon

(Hong Kong, Oct. 8 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that thanks to the joint efforts made by the Company and the CACT Operators Group, Huizhou 21-1 gas field has resumed its production after being hit by Typhoon Koppu.

Huizhou oilfields suspended production when hit by Typhoon Koppu on Sept. 14 2009, and part of the production facilities were damaged. Thereafter, CNOOC Ltd. and the CACT Operators Group have gathered expertise and utilized all available resources to prepare a detailed recovery plan for Huizhou oilfields. On October 5, 2009, Huizhou 21-1 gas field resumed its production to the level before the typhoon hit and began to supply natural gas of 45 million cubic feet per day to the downstream users.

Meanwhile, the “Nanhai Faxian” FPSO has been disconnected and sailed to a safe area as planned and the first cargo of oil has been successfully lifted.

Mr. Yang Hua, President of the Company commented: “The restart of Huizhou 21-1 gas field has proved again our outstanding capability to handle unexpected challenges. This also reaffirmed our confidence in the full recovery of Huizhou oilfields as early as possible.”

Huizhou 21-1 gas field is located at Pearl River Mouth basin and about 120 miles southeast of Hong Kong. The water depth of the field averages 115 meters.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
*** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com